March 28, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
File No.:	811-00242
Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 27, 2017, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Dividend Income Fund (the “Fund”), which was filed with the Commission on January 27, 2017 (the “Registration Statement”). For your convenience, we have summarized the comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

1.	Comment. Within the section entitled “Principal Investment Strategies,” please revise the Fund’s 80% policy to reference “dividend-paying equity securities” rather than “income-producing equity securities,” as the word “dividend” within the Fund’s name suggests a type of investment that pays dividends. The Fund can use any reasonable means to determine what “dividend-paying” refers to.

Response. The requested change has been made.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Rosa Licea-Mailloux, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.